EXHIBIT 99.1

Brookfield Infrastructure Reports Solid Second Quarter 2025 Results

BROOKFIELD, News, July 31, 2025 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2025.

“We had an active second quarter with our capital recycling strategy. We made three marquee acquisitions and also generated substantial proceeds from asset sales,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Our ability to consistently buy high-quality assets for value and monetize mature investments at attractive returns, continues to differentiate our platform and positions us well to self-fund a growing pipeline of opportunities.”

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited[1]	2025	2024	2025	2024
Net income[2]	$69	$8	$194	$178
– per unit[3]	$(0.03)	$(0.10)	$0.01	$—
FFO[4]	$638	$608	$1,284	$1,223
– per unit[5]	$0.81	$0.77	$1.63	$1.55

Brookfield Infrastructure reported net income of $69 million for the three-month period ended June 30, 2025 compared to $8 million in the prior year. Current quarter results benefited from strong operational performance and realized gains associated with our capital recycling activities. This result was partially offset by higher borrowing costs incurred to fund recent growth initiatives, as well as mark-to-market changes on our corporate foreign exchange hedging program.

Funds from operations (FFO) for the second quarter was $638 million, a 5% increase compared to the same period last year. This increase was primarily driven by strong organic growth above our target range, as well as contributions from tuck-in acquisitions completed in the prior year. Our results were supported by inflation-linked rate increases in the utilities and transport segments, increased revenues in our midstream segment, and the commissioning of over $1.5 billion in new capital projects from our backlog over the past 12 months, particularly within our data center platform. These gains were partially offset by the effects of foreign exchange and the foregone income associated with our completed capital recycling initiatives.

Segment Performance

The following table presents FFO by segment:

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited[1]	2025	2024	2025	2024
FFO by segment
Utilities	$187	$180	$379	$370
Transport	304	319	592	621
Midstream	157	143	326	313
Data	113	78	215	146
Corporate	(123)	(112)	(228)	(227)
FFO[4]	$638	$608	$1,284	$1,223

The utilities segment generated FFO of $187 million, slightly ahead of the prior year. Results benefited from inflation indexation, along with contributions from approximately $450 million of capital added to the rate base. The strong underlying performance was partially offset by our Mexican regulated natural gas transmission business, which was sold in Q1 2025 and therefore did not contribute to results in the current quarter.

FFO for the transport segment was $304 million, compared to $319 million in the same period last year. After adjusting for capital recycling initiatives and foreign exchange impacts, primarily the depreciation of the Brazilian real, results were slightly ahead of the prior year. The solid underlying performance was supported by high asset utilization at our global intermodal logistics operation, continued volume strength at our rail and ports businesses, and a 3% increase in traffic levels coupled with a 4% rise in tolls.

Our midstream segment generated FFO of $157 million, representing a 10% increase over the same period last year, driven by strong organic growth across our franchise. In particular, our Canadian diversified midstream operation performed well due to higher customer activity levels and strong asset utilization. This result was partially offset by the sale of our U.S. gas pipeline that was completed during the quarter.

The data segment generated FFO of $113 million, representing a step change increase of 45% compared to the prior year. This growth was driven by the contribution from the tuck-in acquisition of a tower portfolio in India completed last year, and strong organic growth across our data center platform, as we continue to commission newly built capacity at our hyperscale data centers and initiate new billings at our U.S. retail colocation data center operation.

Update on Strategic Initiatives

We have deployed significant capital so far this year, securing three new investments including transactions in our data, transport and midstream segments. These investments are concentrated in the U.S., our strongest market to deploy large-scale capital at highly attractive risk-adjusted returns.

Most recently, we signed an agreement to purchase Hotwire, a leading provider of bulk fiber-to-the-home services that develops, builds, and operates regional fiber networks that serve residential communities in key growing markets in the U.S. The company employs a differentiated strategy focused on securing bulk fiber agreements with homeowner associations, providing 100% of the residences in the communities with critical fiber services. These services are underpinned by a long-term, take-or-pay and inflation-linked contractual framework with a 100% contract renewal track record. The Hotwire platform has over 300,000 billing customers, a significant contracted backlog, and credible growth potential through an addressable market of over 12 million homeowner association units within Hotwire’s existing footprint. We expect this growth will be entirely self-funded. Closing is expected late Q3 2025, subject to customary closing conditions including regulatory approvals, with an equity purchase cost net to BIP of up to $500 million.

In May, we entered into an agreement to acquire a leading railcar leasing platform in partnership with GATX, a best-in-class railcar lessor. The portfolio is the second largest railcar leasing platform in North America, with a critical, highly diversified and large-scale transportation network of over 125,000 railcars that are 98% utilized. The business is highly cash-generative, providing stable cash flows that are supported by a diversified, and largely investment-grade, customer base.

The acquired railcar fleet is split into two components, including an operating lease portfolio of over 103,000 railcars and a finance lease portfolio of over 23,000 railcars. We are acquiring a 70% interest in the operating lease portfolio through a structured investment that facilitates the transfer of ownership to GATX over the next 10 years or less. Separately, we are acquiring 100% of the finance lease assets, which are fully contracted and have all maintenance and operating expenses of the assets borne by the customers. GATX will operate and manage both portfolios. The transaction is anticipated to close in Q1 2026, with a total purchase price of approximately $5.3 billion. The total equity contribution is expected to be approximately $1.2 billion (BIP’s share – approximately $300 million).

This week, we closed the $9 billion acquisition of Colonial, the largest refined products pipeline system in the U.S., with 2.5 million barrels per day of capacity spanning 5,500 miles from Texas to New York. This acquisition was completed at an attractive transaction multiple of 9x EBITDA and we are excited to be the first single owner of this system which has had split ownership since it was constructed. We expect to benefit from a mid-teen cash yield, resulting in a seven-year payback period. Near-term efforts will be focused on business integration and initiating our value creation activities. The total equity consideration is approximately $3.4 billion (BIP’s share – approximately $500 million).

Combined, these investments represent $1.3 billion of capital deployment for BIP. We also continue to advance a large and diversified array of new investment opportunities that continues to grow and is driven by the digitalization, decarbonization and deglobalization megatrends impacting our entire investable universe.

Capital Recycling and Liquidity

Our full cycle investment strategy has been designed to enable the self-funding of our growth initiatives. Over the last several years, we have ramped up the size of our program commensurate with the growth of our business. We have had tremendous success to date this year, securing approximately $2.4 billion of proceeds from nine sales. This would be a good result in any given year, and we are only in July.

Included in this total are four asset sales secured during, or subsequent to, the quarter. The first monetization involves the sale of a 23% interest in our Australian export terminal, the world’s largest metallurgical coal export facility. We acquired our interest in the business in 2010 and partially exited our investment in 2020 through a public listing in Australia. Since then, the business has traded well, achieving several key value creation milestones, including extending contract durations and simplifying our tariff schedule. The sale was completed in June and resulted in proceeds to BIP of approximately $280 million. We have realized a cumulative return of 22% and a multiple of capital on our investment of 4x, while still retaining a 26% interest in the business.

The second is the secured sell down of an incremental 60% stake in a 244-megwatt portfolio of operating sites at our European hyperscale data center platform. This results in an additional $200 million in proceeds and finalizes our planned sell down of 90% for total proceeds of approximately $300 million at our share. We expect to fully complete the transaction in Q3 2025.

The third is the sale of a further 33% in a portfolio of fully contracted containers at our global intermodal logistics operation, replicating the prior sale under the same established framework. We expect incremental proceeds at our share to be approximately $115 million, with closing anticipated in Q3 2025. We have now sold approximately 66% of this portfolio and generated over $230 million in total proceeds at our share.

Fourth, we agreed to terms for the partial sale of our U.K. ports operation, which will generate approximately $385 million of proceeds and deliver an IRR of 19% and a 7.5x multiple of our capital. Since acquiring a 59% interest in 2009, we have successfully completed a comprehensive modernization of the port’s operations, which included expanding the infrastructure to service larger vessels and attracting new long-term customers. These value-creating initiatives resulted in EBITDA tripling during our ownership so far. The transaction is expected to close in Q4 2025, after which we will own a 25% interest in the business that will allow us to participate in the next stage of growth in a highly strategic infrastructure asset.

Several additional sales are currently at an advanced stage, which we anticipate will be secured in the coming months. We have found that high-quality infrastructure assets continue to generate substantial investor interest regardless of prevailing operational or macroeconomic conditions. Combining the sale proceeds secured but not yet received, with our attractive liquidity position of over $5.7 billion at the end of the second quarter, provides a substantial amount of dry powder. Furthermore, the continued attractive realized IRRs and multiples of capital achieved in our dispositions underscores our proven ability to execute our investment strategy over time.

Distribution and Dividend Declaration

The Board of Directors of BIP declared a quarterly distribution in the amount of $0.43 per unit, payable on September 29, 2025 to unitholders of record as at the close of business on August 29, 2025. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 3, Series 9 and Series 11 has been declared, which will also be payable on September 29, 2025 to holders on August 29, 2025. The Series 13 and Series 14 regular quarterly dividends have also been declared and will be payable on September 15, 2025 to holders on August 29, 2025. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.43 per share, also payable on September 29, 2025 to shareholders of record as at the close of business on August 29, 2025.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Second Quarter 2025 Results, as well as Letter to Unitholders and Supplemental Information, under the Investor Relations section at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am ET, please pre-register at https://register.vevent.com/register/BI3a0bea91ab46495389fec17783957e1b. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/mjsxop7u/.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://www.brookfield.com.

Contact Information

Media:	Investors:
John Hamlin	Stephen Fukuda
Director	Senior Vice President
Communications	Corporate Development & Investor Relations
Tel: +44 204 557 4334	Tel: +1 416 956 5129
Email: john.hamlin@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 12 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2025 was 461.3 million and 461.6 million, respectively (2024: 461.5 million and 461.4 million).
  We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO includes the cumulative gain or loss on development assets that were recorded in other income (expenses) in the current and previous periods. The inclusion of realized gains or losses on development assets provide additional insight regarding the performance of investments where our returns are primarily generated from the sale of operational assets our companies developed. FFO also includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 10 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month periods ended June 30, 2025 was 791.7 million and 792.0 million, respectively (2024: 792.1 million and 792.1 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2025	Dec. 31, 2024

Assets
Cash and cash equivalents	$2,342	$2,071
Financial assets	96	255
Property, plant and equipment and investment properties	55,193	55,910
Intangible assets and goodwill	31,049	28,622
Investments in associates and joint ventures	5,369	5,672
Assets held for sale	4,202	1,958
Deferred income taxes and other	10,440	10,102
Total assets	$108,691	$104,590

Liabilities and partnership capital
Corporate borrowings	$4,988	$4,542
Non-recourse borrowings	47,640	46,552
Financial liabilities	3,167	2,780
Liabilities on held for sale assets	2,792	1,209
Deferred income taxes and other	20,455	19,654

Partnership capital
Limited partners	4,445	4,704
General partner	23	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,830	1,926
Exchangeable units/shares[1]	1,327	1,417
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	20,909	20,568
Preferred unitholders	822	918
Total partnership capital	29,649	29,853
Total liabilities and partnership capital	$108,691	$104,590
  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, except per unit information, unaudited	2025	2024	2025	2024

Revenues	$5,429	$5,138	$10,821	$10,325
Direct operating costs	(3,995)	(3,875)	(7,959)	(7,788)
General and administrative expense	(108)	(92)	(205)	(189)
	1,326	1,171	2,657	2,348
Interest expense	(909)	(826)	(1,808)	(1,620)
Share of (losses) earnings from associates and joint ventures	(12)	95	111	136
Mark-to-market losses	(139)	(42)	(265)	(38)
Other income (expense)	143	(133)	392	265
Income before income tax	409	265	1,087	1,091
Income tax (expense) recovery
Current	(201)	(132)	(391)	(294)
Deferred	44	51	82	201
Net income	252	184	778	$998
Non-controlling interest of others in operating subsidiaries	(183)	(176)	(584)	(820)
Net income attributable to partnership	$69	$8	$194	$178

Attributable to:
Limited partners	$(6)	$(38)	$20	$18
General partner	80	73	160	147
Non-controlling interest
Redeemable partnership units held by Brookfield	(3)	(16)	9	7
Exchangeable units/shares[1]	(2)	(11)	5	6
Basic and diluted (losses) income per unit attributable to:
Limited partners[2]	$(0.03)	$(0.10)	$0.01	$—
  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2025 was 461.3 million and 461.6 million, respectively (2024: 461.5 million and 461.4 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2025	2024	2025	2024

Operating activities
Net income	$252	$184	$778	$998
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	87	(11)	228	2
Depreciation and amortization expense	941	882	1,901	1,818
Mark-to-market, provisions and other	28	69	(120)	(284)
Deferred income tax recovery	(44)	(51)	(82)	(201)
Change in non-cash working capital, net	(75)	(16)	(648)	(435)
Cash from operating activities	1,189	1,057	2,057	1,898

Investing activities
Net (investments in) proceeds from:
Operating assets	(169)	27	262	(631)
Associates	674	(350)	674	(350)
Long-lived assets	(960)	(862)	(1,758)	(2,345)
Financial assets	(9)	94	226	117
Net settlements of foreign exchange contracts	(16)	(14)	(18)	(9)
Other investing activities	20	(82)	50	(128)
Cash used by investing activities	(460)	(1,187)	(564)	(3,346)

Financing activities
Distributions to limited and general partners	(436)	(411)	(873)	(822)
Net borrowings:
Corporate	100	176	286	262
Subsidiary	1,634	1,429	1,071	4,958
Net preferred units redeemed	(90)	—	(90)	—
Partnership units (repurchased) issued	(26)	3	(24)	6
Net capital provided to non-controlling interest	(856)	(1,137)	(1,271)	(2,774)
Lease liability repaid and other	(221)	(136)	(396)	(649)
Cash from (used by) financing activities	105	(76)	(1,297)	981

Cash and cash equivalents
Change during the period	$834	$(206)	$196	$(467)
Cash reclassified as held for sale	11	—	(28)	—
Impact of foreign exchange and other on cash	34	(48)	103	(64)
Balance, beginning of period	1,463	1,580	2,071	1,857
Balance, end of period	$2,342	$1,326	$2,342	$1,326

Brookfield Infrastructure Partners L.P. Reconciliation of Net Income to Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2025	2024	2025	2024

Net income	$252	$184	$778	$998
Add back or deduct the following:
Depreciation and amortization	941	882	1,901	1,818
Share of losses (earnings) from investments in associates and joint ventures	12	(95)	(111)	(136)
FFO contribution from investments in associates and joint ventures[1]	248	245	482	470
Deferred tax (recovery) expense	(44)	(51)	(82)	(201)
Mark-to-market losses	139	42	265	38
Other (income) expenses[2]	(51)	209	(183)	(100)
Consolidated Funds from Operations	$1,497	$1,416	$3,050	$2,887
FFO attributable to non-controlling interests[3]	(859)	(808)	(1,766)	(1,664)
FFO	$638	$608	$1,284	$1,223
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other income (expenses) corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per Unit

	For the three months ended June 30		For the six months ended June 30
US$, unaudited	2025	2024	2025	2024

(Losses) income per limited partnership unit[1]	$(0.03)	$(0.10)	$0.01	$—
Add back or deduct the following:
Depreciation and amortization	0.53	0.52	1.07	1.06
Deferred taxes and other items	0.31	0.35	0.55	0.49
FFO per unit[2]	$0.81	$0.77	$1.63	$1.55
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2025 was 461.3 million and 461.6 million, respectively (2024: 461.5 million and 461.4 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month periods ended June 30, 2025 was 791.7 million and 792.0 million, respectively (2024: 792.1 million and 792.1 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses FFO per unit as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Second Quarter 2025 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today declared a quarterly dividend in the amount of $0.43 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on September 29, 2025 to shareholders of record as at the close of business on August 29, 2025. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net loss of $309 million for the three-month period ended June 30, 2025, compared to net income of $643 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS and the impact of foreign exchange on loans with BIP denominated in Canadian dollars, underlying earnings were 6% higher than the prior year. Current period results benefited from inflation-indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were partially offset by our capital recycling initiatives at our global intermodal logistics operation, higher financing costs on our variable rate non-recourse borrowings in Brazil, and an increase in dividends paid on our exchangeable shares that are classified as interest expense, resulting from the 6% increase in our quarterly dividend compared to the prior year.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2025	Dec. 31, 2024

Assets
Cash and cash equivalents	$1,217	$674
Due from Brookfield Infrastructure	1,468	1,278
Property, plant and equipment	13,218	12,572
Intangible assets	3,149	2,892
Investments in associates	615	—
Goodwill	1,670	1,609
Assets held for sale	—	1,958
Deferred tax asset and other	2,573	2,604
Total assets	$23,910	$23,587

Liabilities and equity
Accounts payable and other	$1,200	$994
Loans payable to Brookfield Infrastructure	100	102
Shares classified as financial liability	4,888	4,644
Non-recourse borrowings	13,151	12,178
Liabilities held for sale	—	1,209
Deferred tax liabilities and other	2,360	2,238

Equity
Equity in net assets attributable to the Partnership	(1,238)	(1,253)
Non-controlling interest	3,449	3,475
Total equity	2,211	2,222
Total liabilities and equity	$23,910	$23,587

Brookfield Infrastructure Corporation Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2025	2024	2025	2024

Revenues	$866	$908	$1,795	$1,810
Direct operating costs	(303)	(329)	(658)	(668)
General and administrative expenses	(20)	(17)	(39)	(35)
	543	562	1,098	1,107

Interest expense	(267)	(259)	(540)	(498)
Share of income from investments in associates	10	—	10	—
Remeasurement of financial liability associated with our exchangeable shares[1]	(550)	498	(243)	535
Mark-to-market and other	57	(59)	325	(106)
(Loss) income before income tax	(207)	742	650	1,038
Income tax (expense) recovery
Current	(94)	(94)	(211)	(195)
Deferred	(8)	(5)	14	(3)
Net (loss) income	$(309)	$643	$453	$840

Attributable to:
Partnership	$(477)	$491	$(88)	$519
Non-controlling interest	168	152	541	321
  Reflects (losses) gains on shares with an exchange/redemption option that are classified as liabilities under IFRS.

Brookfield Infrastructure Corporation Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2025	2024	2025	2024

Operating activities
Net (loss) income	$(309)	$643	$453	$840
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	(10)	—	(10)	—
Depreciation and amortization expense	153	191	348	386
Mark-to-market and other	(48)	34	(307)	79
Remeasurement of financial liability associated with our exchangeable shares	550	(498)	243	(535)
Deferred income tax expense (recovery)	8	5	(14)	3
Change in non-cash working capital, net	134	136	8	16
Cash from operating activities	478	511	721	789

Investing activities
Disposal of subsidiaries, net of cash disposed	—	—	431	—
Purchase of long-lived assets, net of disposals	(168)	(304)	(242)	(401)
Purchase of financial assets and other	(35)	—	(35)	—
Other investing activities	398	56	9	87
Cash from (used by) investing activities	195	(248)	163	(314)

Financing activities
Net capital provided to non-controlling interest	(367)	(177)	(518)	(1,540)
Net borrowings	604	59	134	1,016
Other financing activities	20	—	(16)	18
Cash from (used by) financing activities	257	(118)	(400)	(506)

Cash and cash equivalents
Change during the period	$930	$145	$484	$(31)
Impact of foreign exchange on cash	13	(34)	59	(42)
Balance, beginning of period	274	355	674	539
Balance, end of period	$1,217	$466	$1,217	$466